Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            ENTREE GOLD TO ACQUIRE INTEREST IN LUKKACHA PROPERTY, PERU

            VANCOUVER, Sept. 16 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") is pleased to announce that it has entered into a conditional agreement with a private Peruvian company whereby
Entree, through its wholly-owned Peruvian subsidiary, Exploraciones Apolo
Resources S.A.C. ("Apolo"), may acquire an initial 70% interest in the
Lukkacha property located in Tacna Province of southeastern Peru.
            Lukkacha is located in the southern Peru porphyry belt, one of the world's most prolific copper districts. The property consists of five concessions totaling 2,900 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of
Grupo Mexico. Toquepala is a porphyry Cu-Mo deposit which has been in production for over 50 years, and has current reserves of 2.21 billion tonnes
(at) 0.48% Cu and 0.02 % Mo using a 0.24% Cu cut-off. The Cuajone deposit, another Grupo Mexico operation, is located in the same belt and has published reserves of 1.91 billion tonnes grading 0.51% Cu and 0.02% Mo using a 0.20% Cu cut-off. Concentrates from Toquepala and Cuajone are smelted at the port city of Ilo, 130 kilometres west of Lukkacha.
            The property has never been drilled and represents a unique opportunity for grass roots exploration within a major copper district. The focus of initial work at Lukkacha will be to map the differing alteration styles apparent at surface in order to define targets for the first round of drill testing. Widespread intense alteration and surface leaching of sulphides suggests the possibility of enriched secondary copper sulphides in addition to primary mineralization. The anticipated drilling program will specifically test for the occurrence of a blanket of enriched copper sulphides.
            The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Apolo obtaining a Supreme
Decree allowing it to work on the property. Subject to obtaining the Supreme
Decree, Apolo may earn a 70% interest by making cash payments totaling
US$215,000 and expending a minimum of US$1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once
Apolo has vested a 70% interest, it may acquire a further 30% interest by paying the vendors US$2 million within 24 months. The vendors would retain a
2% NSR, half of which may be purchased at any time for US$1 million.
            The agreement is subject to regulatory acceptance, and a finder's fee is payable.

            ABOUT ENTREE GOLD INC.

            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The
Company's flagship Lookout Hill property in Mongolia completely surrounds the
8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout
Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North
Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.
            Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
            In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset in Nevada is the
Ann Mason property, which contains an inferred mineral resource and considerable potential for additional targets. Entree optioned two contiguous properties to Ann Mason, Blackjack and Roulette, through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.
            The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$30 million, the Company is well-funded for future activities.
            Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 13% and 12% of issued and outstanding shares, respectively.

            This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: the ability of the company to make economic discoveries and advance its projects to development or production, the impact of amendments to the laws of countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
            While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.
            %CIK: 0001271554

            /For further information: Monica Hamm - Manager, Investor Relations,
Entree Gold Inc., Tel: 604-687-4777, Fax: 604-687-4770, Toll Free:
866-368-7330, E-mail: mhamm(at)entreegold.com/
            (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 15:00e 16-SEP-10